ProxyMed, Inc.
1854 Shackleford Court, Suite 200
Norcross, GA 30093
December 1, 2006
Room 4561
Stephen G. Krikorian
Branch Chief – Accounting
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProxyMed, Inc.
Form 10-K for the Year Ended December 31, 2005
Forms 10-Q for the Quarters Ended March 31, June 30 and
September 30, 2006
Forms 8-K Filed on May 9, August 9 and November 8, 2006
File No. 0-22052
Dear Mr. Krikorian:
     ProxyMed, Inc. (the “Company”) is in receipt of your letter dated November 16, 2006 regarding the Company’s Form 10-K for the year ended December 31, 2005 and each of the subsequent Forms 10-Q and related Forms 8-K. Your letter instructs us to respond to the various comments within 10 business days after the date of the letter or to inform you when the Company will provide such a response.
     The purpose of this correspondence is to inform you that the Company intends to fully respond to each of the comments set forth in the November 16, 2006 letter no later than Friday, December 8, 2006.
Sincerely,
/s/ John G. Lettko
John G. Lettko, Chief Executive Officer